Exhibit 1

MIND CTI Reports First Quarter 2015 Results

Cash Flow from Operating Activities of $1.6 Million

Yoqneam, Israel, April 27, 2015 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its first quarter ended March 31, 2015.

The following will summarize our major achievements in the first quarter of 2015 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

•	Revenues were $5.7 million, same as in the first quarter of 2014 and compared with $6.5 million in Q4 2014.
•	Operating income was $1.6 million, or 27% of total revenues, up from $1.1 million in the first quarter of 2014 or 20% of total revenues.
•	Net income was $0.9 million, or $0.05 per share, compared with $1.0 million, or $0.05 per share in the first quarter of 2014.
•	Multiple follow-on orders, including a significant one.
•	Cash flow from operating activities was $1.7 million, compared with $1.0 million in the first quarter of 2014.

As of March 31, 2015 we had 354 employees in our offices, compared with 357 as of March 31, 2014.

Monica Iancu, MIND CTI CEO, commented: “In recent years, as we competed for multifaceted projects of several business support systems migration into one convergent solution, the sales cycles became even longer and the sales process more complex. Further delays in wins that we anticipated to materialize in the first quarter are expected to impact our 2015 revenues. We continued with the implementation of previously announced large deals and the professional services component of our business is continuously growing as we support our diversified customer base.

“We continue to target and support larger customers who are able to obtain a feature rich platform to support their convergent wireline, wireless, cable TV and Internet platform billing operations at an excellent value and return on investment. The telecom competitive landscape requires that we provide timely upgrades to support our customers in the ever changing market place. We are satisfied when existing customers enhance their relationship with us, confirming their appreciation for our technology and support. We hope to close the deals that were pushed to later dates in the near term.”

Follow-on Orders

As initial deals become more significant, the follow-on orders are of higher magnitude as well. This quarter we had multiple follow-on orders, including one significant enhancement of functionality at an existing quad-play customer. MIND will implement additional capabilities to their current convergent wireline, wireless, cable TV and Internet platform to enhance and automate business processes resulting in improved efficiencies for their business.

Cash Position and Annual Dividend Distribution

The cash position including long-term available-for-sale securities was $15.2 million as of March 31, 2015, after the payment of the annual cash dividend.

As previously announced, the Board declared on February 26, 2015 a cash dividend of $0.30 per share before withholding tax that was paid in full in March 2015.

The dividend declared and distributed was approximately $5.8 million.

Operating Margins and Net Income

The devaluation of currencies against the U.S. dollar impacted both our operating margins and our net income.

The high operating margins, significantly over our target of 20%, are mainly the result of a significant decrease in expenses due to the devaluation of currencies against the U.S. dollar.

At the same time, we incurred financial expenses due to the lower U.S. dollar value of our Euro and Canadian dollar denominated accounts. The net income was impacted by the higher taxes that we are now required to pay in some of our locations.

Fluctuation in exchange rates contributes to volatility both in our revenues and our expenses.

Revenue Distribution

Revenues in the Americas represented 49%, revenues in Europe represented 36% and revenues in the rest of the world represented 15% of our total revenues.

Revenues from customer care and billing software totaled $4.7 million, or 82% of total revenues, while revenues from enterprise call accounting software totaled $1.0 million, or 18% of total revenues.

Revenues from licenses were $1.2 million, or 20% of total revenues, while revenues from maintenance and additional services were $4.5 million, or 80% of total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over eighteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2015	2014*	2014
	Unaudited		Audited
	U.S. dollars in thousands
	(except per share data)

Revenues	$5,704	$5,697	$25,020
Cost of revenues	2,454	2,383	9,950
Gross profit	3,250	3,314	15,070
Research and development expenses	762	1,396	4,539
Selling and marketing expenses	241	327	1,140
General and administrative expenses	684	443	1,934
Operating income	1,563	1,148	7,457
Financial income (expenses) - net	(289)	74	(306)
Income before taxes on income	1,274	1,222	7,151
Taxes on income	369	222	1,668
Net income for the period	$905	$1,000	$5,483

Earning per ordinary share-

Basic and diluted	$0.05	$0.05	$0.29

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	19,131	18,898	18,949
Diluted	19,257	18,915	19,032

* Certain comparative figures have been reclassified to conform to the current period presentation.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2015	2014
	Unaudited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,147	$8,100
Short term bank deposits	1,525	4,551
Marketable securities	5,004	5,038
Accounts receivable, net:
Trade	2,546	2,595
Other	207	234
Prepaid expenses	378	384
Deferred cost of revenues	234	21
Deferred taxes	175	175
Inventory	10	10
Total current assets	17,226	21,108

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,536	1,574
Severance pay fund	1,554	1,597
Deferred taxes	20	20
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	595	618
GOODWILL	5,430	5,430
Total assets	$26,361	$30,347

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$841	$138
Other	1,842	2,306
Deferred revenues	3,750	3,671
Total current liabilities	6,433	6,115
LONG TERM LIABILITIES :
Deferred revenues	559	134
Employee rights upon retirement	1,669	1,687
Total liabilities	8,661	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,750	25,724
Accumulated other comprehensive loss	(101)	(63)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Treasury shares	(1,709)	(1,863)
Accumulated deficit	(5,417)	(564)
Total shareholders’ equity	17,700	22,411
Total liabilities and shareholders’ equity	$26,361	$30,347

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$905	$1,000	$5,483
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	49	64	233
Realized gain on sale of marketable securities available- for-sale, net	-	(31)	(9)
Deferred taxes, net	-	133	101
Accrued severance pay	18	(14)	68
Unrealized loss (gain) from marketable securities, net	41	(23)	(26)
Employees share-based compensation expenses	26	20	72
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	49	(191)	(1,354)
Other	27	42	(70)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(207)	25	(77)
Increase (decrease) in accounts payable and accruals:
Trade	703	(315)	(387)
Other	(464)	691	1,153
Increase (decrease) in deferred revenues	504	(369)	(1,346)
Net cash provided by operating activities	1,651	1,032	3,841

Cash flows from investing activities:
Purchase of property and equipment	(26)	(49)	(201)
Proceeds from sale of marketable securities available-for-sale	-	522	522
Severance pay funds	7	41	(109)
Investment in marketable securities	(7)	(134)	(2,176)
Investment in marketable securities - available for sale	-	(513)	(1,664)
Proceeds from short-term bank deposits	3,026	4,429	3,746
Net cash provided by investing activities	3,000	4,296	118
Cash flows from financing activities:
Employee stock options exercised and paid	154	77	424
Dividend paid	(5,758)	(3,362)	(4,544)
Net cash used in financing activities	(5,604)	(3,285)	(4,120)
Translation adjustments on cash and Cash equivalents	-	1	49
Increase (decrease) in cash and cash equivalents	(953)	2,044	(112)
Balance of cash and cash equivalents at beginning
of period	8,100	8,212	8,212
Balance of cash and cash equivalents at end of period	$7,147	$10,256	$8,100

Non-cash financing activities:
Withholding tax payable from dividend paid	$-	$1,182	$-